Exhibit 99.85

APHRIA LAUNCHES SOLEI, ITS FIRST ADULT-USE BRAND, DESIGNED FOR

THE MODERN CANNABIS CONSUMER

Solei offers a thoughtfully curated assortment of products and strains designed to enhance a wide variety of individual and shared experiences

Leamington, Ontario — April 17, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today introduced its first brand designed for Canada’s new adult-use market, Solei Sungrown Cannabis (“Solei”). Solei has been designed to demystify cannabis and will enable current and novice users alike to control and enrich their cannabis journey, pairing an assortment of carefully curated products and strains with different experiences.

Solei was created specifically for what will be one of the largest segments in the Canadian cannabis landscape, defined not by age, gender or geography, but rather by a shared mindset and attitude. Their motivations are not driven by a desire to alter their state of mind, but rather by a desire to open themselves up to new experiences.

“When we embarked on our journey to develop Aphria’s portfolio of adult-use brands, we were committed to understanding what the landscape of new cannabis users would look like,” said Megan McCrae, VP of Marketing and Communications at Aphria. “Solei was developed to offer a thoughtfully curated assortment of strains, presented with uncomplicated language. Solei is intended to complement a range of experiences from moments of mindful self-reflection to shared social experiences.”

Once adult-use cannabis is legalized in Canada and as regulations allow, the Solei brand will be available in a wide variety of product consumption alternatives to consumers. All Solei products will follow easy-to-use instructions designed specifically to demystify and simplify cannabis use.

Powered by the sun, Solei embodies social responsibility and sustainability. It will be produced in Aphria’s eco-friendly greenhouses in Leamington, Ontario, which use approximately 1/12th of the power of other indoor growing operations. Aphria also employs a wide variety of energy and resource-efficient growing techniques to ensure that natural resources are preserved and respected.

“This is a transformative day for Aphria, as we launch the first of many adult-use brands we will be bringing to the Canadian market in the months and years to come,” said Vic Neufeld, CEO of Aphria. “After more than a year of research and thoughtful development, we are thrilled to finally introduce Solei, a brand that will not only set Aphria apart in the Canadian adult-use market but also will elevate our reputation as a leader in the global cannabis industry. Solei is the perfect expression of our commitment to the long-term potential of the adult-use market. With our expertise in growing high-quality, clean and safe cannabis, and growing it at scale, we are well-positioned to meet the anticipated demand in Canada, while continuing to develop an incredible portfolio of brands for consumers across the country.”

www.solei.ca

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada, Aphria is truly powered by sunlight allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit: aphria.ca

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For media inquiries please contact:

Andrew Swartz

Director of Communications

andrew.swartz@aphria.com

416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.